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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)*

ADVANCED MEDICAL OPTIONS, INC.

(Name of Issuer)

Shares of Common Stock, par value $.01 per share

(Title of Class of Securities)

00763M108

(Cusip Number)

March 8, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 00763M108

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,499,300

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,499,300

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,499,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.1%**

12.	Type of Reporting Person: OO

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

13G/A
CUSIP No. 00763M108

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,435,600

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,435,600

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,435,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.9%**

12.	Type of Reporting Person: CO

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

13G/A
CUSIP No. 00763M108

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,934,900

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,934,900

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,934,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.0%**

12.	Type of Reporting Person: IN

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

AMENDMENT NO. 3 TO SCHEDULE 13G

     This Amendment No. 3 to Schedule 13G (this “Amendment”), relating to shares of common stock of Advanced Medical Optics, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to Schedule 13G filed with the Commission on August 16, 2002, as amended by Amendment No. 1 filed with the Commission on November 14, 2002, as amended by the Amendment No. 2 filed March 18, 2003 (the “Original Schedule 13G”). This statement is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc” and together with Greenlight LLC, “Greenlight”) and Mr. David Einhorn, principal of Greenlight.

     This Amendment relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner and (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc acts as investment advisor.

Item 2(a) Name of Person Filing.

     Item 2(a) of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

Greenlight Capital, L.L.C., Greenlight Capital, Inc. and David Einhorn

Item 2(c) Citizenship or Place of Organization.

     Item 2(c) of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

Greenlight LLC is a limited liability company organized under the laws of the State of Delaware. Greenlight Inc is a corporation organized under the laws of the state of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

Item 4 Ownership.

     Item 4 of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

(a)	Greenlight and Mr. Einhorn are the beneficial owners of 2,934,900 shares of Common Stock.

(b)	Greenlight and Mr. Einhorn are the beneficial owners of 10.0% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,934,900 by 29,373,994, the number of shares of Common Stock issued and outstanding as of November 1, 2003, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 6, 2003.

(c)	Greenlight has the sole power to vote and dispose of the 2,934,900 shares of Common Stock beneficially owned by it. As principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 2,934,900 shares of Common Stock beneficially owned by Greenlight.

Item 10 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated March 10, 2004, between Greenlight and David Einhorn.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: March 10, 2004

Greenlight Capital, L.L.C.
By:	/S/ DAVID EINHORN
David Einhorn, Senior Managing Member

Greenlight Capital, Inc.
By:	/S/ DAVID EINHORN
David Einhorn, President

/S/ DAVID EINHORN
David Einhorn